Pricing Term Sheet dated as of March 31, 2009	Filed pursuant to Rule 433 Registration File Nos. 333-152954, 333-152954-01 Supplementing the Preliminary Prospectus Supplement dated March 31, 2009

Ingersoll-Rand Global Holding Company Limited

Offering of

$300,000,000 aggregate principal amount of

4.50% Exchangeable Senior Notes due 2012

Fully and unconditionally guaranteed by

Ingersoll-Rand Company Limited

(the “Exchangeable Senior Notes Offering”)

The information in this pricing term sheet relates only to the Exchangeable Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated March 31, 2009, including the documents incorporated by reference therein (the “preliminary prospectus supplement”), and (ii) the related base prospectus dated August 12, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement Nos. 333-152954 and 333-152954-01.

Issuer:	Ingersoll-Rand Global Holding Company Limited, a Bermuda company.

IR Common Shares:	Class A common shares of Ingersoll-Rand Company Limited, a Bermuda company (“IR Limited”), except that after consummation of the proposed Reorganization (as defined in the preliminary prospectus supplement), references to “IR Common Shares” will change as described in the preliminary prospectus supplement.

Ticker / Exchange for IR Common Shares:	IR / The New York Stock Exchange (“NYSE”).

Trade Date:	March 31, 2009.

Settlement Date:	April 6, 2009.

Notes:	4.50% Exchangeable Senior Notes due 2012.

Aggregate Principal Amount Offered:	$300.0 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to $45.0 million of additional aggregate principal amount of Notes to cover over-allotments, if any).

Public Offering Price:	$1,000 per Note / $300.0 million total.

Underwriting Discounts and Commissions:	3% / $9.0 million total.

Proceeds, Before Expenses, to the Issuer:	97% / $291.0 million total.

Maturity:	The Notes will mature on April 15, 2012, subject to earlier repurchase or exchange.

Annual Interest Rate:	4.50% per annum.

Interest Payment and Record Dates:	Interest will accrue from April 6, 2009, and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2009, to the person in whose name a Note is registered at the close of business on April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Last Reported Sale Price on March 31, 2009:	$13.80 per IR Common Share.

Exchange Premium:	30.0% above the NYSE last reported sale price on March 31, 2009.

Initial Exchange Price:	Approximately $17.94 per IR Common Share.

Initial Exchange Rate:	55.7414 IR Common Shares per $1,000 principal amount of Notes.

Exchange Trigger Price:	Approximately $23.32, which is 130% of the Initial Exchange Price.

Use of Proceeds:	The Issuer estimates that the proceeds from the Exchangeable Senior Notes Offering will be approximately $291.0 million ($334.65 million if the underwriters exercise their option to purchase additional Notes in full), after deducting fees and before estimated expenses. The Issuer intends to use the net proceeds of the Exchangeable Senior Notes Offering, together with the net proceeds from the concurrent offering of $655.0 million aggregate principal amount of 9.50% Senior Notes due 2014 and the Receivables Financing Facility Expansion (each as defined in the preliminary prospectus supplement), to repay the remaining amount outstanding under the Issuer’s senior unsecured bridge loan facility, with any amounts in excess of such repayment to be used for general corporate purposes.

Commissions and Discounts:	The underwriters have advised the Issuer that they propose initially to offer the Notes at a price of 100% of the principal amount of Notes, plus accrued interest from the original issue date of the Notes, if any, and to dealers at a price less a concession not in excess of 1.80% of the principal amount of the Notes. The table below shows the underwriting discounts and commissions that the Issuer is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes). The expenses of the offering, not including the underwriting discount, are estimated to be $625,000 and are payable by the Issuer and IR Limited jointly and severally.

Per Note due ........................................................................................ 3%

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC (33.33%), Goldman, Sachs & Co. (33.33)% and J.P. Morgan Securities Inc. (33.33%)

CUSIP Number:	45687AAD4

Guarantee:	IR Limited will fully and unconditionally guarantee the Notes on a senior unsecured basis.

Adjustment to Shares Delivered Upon Exchange Upon a Make-whole Fundamental Change:	Upon a fundamental change described in clauses (1), (2), (5) or (6) set forth in the preliminary prospectus supplement under “Description of Notes—Exchange rights—Adjustment to shares delivered upon exchange upon a make-whole fundamental change” (and determined after giving effect to certain exclusions or exceptions described therein and excluding the Reorganization), the exchange rate will be increased as set forth in the table below and under the circumstances described in the preliminary prospectus supplement. The following table sets forth the number of additional shares to be added to the exchange rate per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$13.80	$15.00	$17.50	$20.00	$22.50	$25.00	$27.50	$30.00	$32.50	$35.00	$37.50	$40.00	$42.50	$45.00
April 6, 2009	16.7224	15.5750	10.4572	7.2436	5.1784	3.8188	2.9003	2.2620	1.8058	1.4708	1.2186	1.0239	0.8702	0.7464
April 15, 2010	16.7224	14.7734	9.3519	6.0700	4.0586	2.8065	2.0118	1.4954	1.1514	0.9148	0.7471	0.6242	0.5309	0.4578
April 15, 2011	16.7224	13.0833	7.2013	3.9372	2.1759	1.2424	0.7515	0.4919	0.3512	0.2710	0.2217	0.1884	0.1639	0.1443
April 15, 2012	16.7224	10.9253	1.4015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

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If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $45.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the exchange rate.

•

If the stock price is less than $13.80 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the exchange rate.

Notwithstanding the foregoing, in no event will the exchange rate exceed 72.4638 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the exchange rate as set forth under “Description of Notes—Exchange Rights—Exchange rate adjustments” in the preliminary prospectus supplement dated March 31, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.

This communication should be read in conjunction with the preliminary prospectus supplement dated March 31, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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